FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 9, 2017

Ger. Gen. N° 7/2017

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins N°1449

   Ref. Notice of Call for Shareholders' Meetings as indicated

Dear Sir:

            In accordance with the provisions of the first paragraph of Article 63 of Law No. 18,046 (the Chilean Companies Act), and in exercise of the powers granted to me, I hereby inform you that the Board of Directors has resolved to summon the shareholders of Enel Américas S.A., hereinafter "the Company", to the following shareholders' meetings:

A. Ordinary Shareholders' Meeting to be held on April 27, 2017 at 1:00 p.m. at the Enel Stadium, located at Carlos Medina No. 858, Independencia, Santiago, in order for the shareholders to consider and vote on the following matters:

1.       Approval of the Annual Report, Balance Sheet, Financial Statements and Reports of the External Auditors and Account Inspectors for the year ended December 31, 2016;

2.       Distribution of profits for the year and payment of dividends;

3.       Setting of the directors' compensation;

4.       Setting of the compensation of the members of the Directors Committee and determination of the committee's budget for the year 2017;

5.       Report on the expenses of the Board of Directors and the Annual Report of Management of Activities and Expenses of the Directors Committee

6.       Appointment of an external auditing firm regulated by Title XXVIII of Law 18,045;

7.       Appointment of two Account Inspectors and two alternates and determination of their compensation;

8.       Designation of Risk Ratings Agencies;

9.       Approval of the Investment and Financing Policy;

10.    Presentation of the Dividend Policy and Information on the procedures for the distribution of dividends;

11.    Information on agreements of the Board of Directors related to transactions or contracts governed by Title XVI of Law No. 18,046;

12.    Information on costs of processing, printing and delivering the information required by Resolution No. 1,816 of the Superintendence of Securities and Insurance;

13.    Other relevant matters that are of interest to and the competence of the Ordinary Shareholders' Meeting;

14.    Adoption of all other approvals necessary for the proper implementation of adopted resolutions.

B. Extraordinary Shareholders' Meeting to be held on April 27, 2017 following the Ordinary Meeting described in Section A above at the Enel Stadium, located at Carlos Medina No. 858, Independencia, Santiago, in order for the shareholders to consider and vote on the following matters:

1.       Cancellation of the Company’s shares acquired as a result of the merger of Endesa Américas and Chilectra Américas into Enel Américas effective as of December 1, 2016 and the resulting reduction of share capital from 4,621,809,178,631 Chilean pesos divided into 58,324,975,387 registered ordinary shares, all of the same series and with no par value, to 4,527,762,465,556 Chilean pesos divided into 57,452,641,516 registered ordinary shares, all of the same series and with no par value.

2.       Change in the functional currency of the Company from Chilean pesos to United States dollars, by amending the fifth permanent article and the first transitory article of the bylaws as follows: " Fifth Article: The capital of the Company is US$ 6,763,204,424 (six billion seven hundred and sixty three million two hundred and four thousand four hundred and twenty four) divided into 57,452,641,516 (fifty seven billion four hundred and fifty two million six hundred and forty one thousand five hundred and sixteen) registered ordinary shares, all of the same series and with no par value, which are subscribed and paid for in the manner described in the First Transitory Article of these bylaws." "First Transitory Article: The capital of the Company is US$ 6,763,204,424 (six billion seven hundred and sixty three million two hundred and four thousand four hundred and twenty four) divided into 57,452,641,516 (fifty seven billion four hundred and fifty two million six hundred and forty one thousand five hundred and sixteen) registered ordinary shares, all of the same series and with no par value, which have been fully subscribed and paid for prior to this date."

3.       Report to the shareholders on agreements concerning related party transactions referred to in Title XVI of the Chilean Companies Act, entered into during the period since the last shareholders' meeting of Enel Américas, and indicate which directors approved them.

4.       Adoption of the approvals necessary to carry out the proposed changes to the bylaws, under the terms and conditions definitively approved by the Meeting and the granting of powers deemed necessary, especially to legalize, realize, and carry forward the resolutions adopted by the Meeting.

The shareholders, in compliance with the provisions of Article 59 of Law No. 18,046, may request copies of the documents that explain and support the matters that are raised and submitted for approval at each one of the Shareholders' Meetings at the headquarters of the Company located at Santa Rosa 76, Floor 15 (Investor Relations), Santiago, between 9:00 AM and 6:00 PM. In addition, these documents will be made available to shareholders on the Company’s website www.enelamericas.cl as of April 7, 2017.

The voting systems that will be used at each of the Shareholders' Meetings, in accordance with General Rule No. 273 of the Superintendence will be made known in a timely manner and prior to the date of the meetings on the Company’s website www.enelamericas.cl.

Shareholders that are registered in the Shareholder Register of the Company at midnight on the fifth business day prior to the day set for the meetings shall have the right to participate in each Meeting described in Sections A and B above.

Yours sincerely,

Luca D’Agnese

Chief Executive Officer

c.c.                   Santiago Stock Exchange

     Chilean Stock Exchange

     Valparaíso Stock Exchange

     Banco Santander Santiago –Representative of Bond Holders

     Central Securities Depository

     Risk Classification Commission

                        National Economic Affairs Investigation Bureau

     Central Bank of Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: March 15, 2017